Exhibit 3.1
Article 8.0: Indemnification
Section 8.01. General Indemnification. The Board of Directors may, in such cases or categories of cases as it deems appropriate, indemnify and hold harmless, or make provision for indemnifying and holding harmless, Members of the Board of Directors, officers, employees, and agents of the corporation, and persons who formerly held such positions, and the estates of any of them against any or all claims and liabilities (including reasonable legal fees and other expenses incurred in connection with such claims or liabilities) to which any such person shall have become subject by reason of his having held such a position or having allegedly taken or omitted to take any action in connection with such position.
Section 8.02. Indemnification of Board Members and Officers.
a. To the fullest extent permitted by the Delaware General Corporation Law for a corporation subject to such law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits a Delaware corporation to provide broader indemnification rights than said law permitted such corporation to provide prior to such amendment), the corporation will indemnify and hold harmless each Member of the Board and officer of the corporation or any subsidiary against any and all claims, liabilities, and expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred and arising from any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, to which any such person shall have become subject by reason of having held such a position or having allegedly taken or omitted to take any action in connection with any such position. However, the foregoing shall not apply to:
i. any breach of such person’s duty of loyalty to the corporation or its stockholders;
ii. any act or omission by such person not in good faith or which involves intentional misconduct or where such person had reasonable cause to believe his conduct was unlawful, or
iii. any transaction from which such person derived any improper personal benefit.
b. The decision concerning whether a particular indemnitee has satisfied the foregoing shall be made by (i) the Board of Directors by a majority vote of a quorum consisting of Members who are not parties to the action, suit, or proceeding giving rise to the claim for indemnity (“Disinterested Directors”), whether or not such majority constitutes a quorum; (ii) a committee of Disinterested Directors designated by a majority vote of Disinterested

Directors, whether or not such majority constitutes a quorum; (iii) if there are no Disinterested Directors, or if the Disinterested Directors so direct, by independent legal counsel in a written opinion; or (iv) a vote of the stockholders.
c. The Board of Directors may authorize the advancement of expenses to any Member of the Board or officer, subject to a written undertaking to repay such advance if it is later determined that the indemnitee does not satisfy the standard of conduct required for indemnification. The Chairman of the Board is authorized to enter into contracts of indemnification with each Member and officer of the corporation with respect to the indemnification provided in the Bylaws and to renegotiate such contracts as necessary to reflect changing laws and business circumstances.